January 25, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Jeffrey P. Riedler, Assistant Director
                    Mail Stop 4720
Re:	K-V Pharmaceutical Company Preliminary Information Statement on Schedule 14C Filed January 14, 2010 File No. 1-09601
Dear Mr. Riedler:
     We are in receipt of the Staff’s comment letter, dated January 21, 2010, pursuant to which the Staff commented on the Information Statement on Schedule 14C (the “Information Statement”) filed by K-V Pharmaceutical Company (the “Company”) in preliminary form on January 14, 2010. Our response to the Staff’s comment is set forth below.
General
1.	Rule 14c-3(a) of the proxy rules provides, among other things, that if the information statement relates to a written consent in lieu of an annual meeting or special meeting in which directors of the registrant are to be elected, then the information statement must be accompanied or preceded by an annual report to security holders. You disclose that you have not yet filed your 2009 Annual Report. Please tell us how you intend to comply with Rule 14c-3(a) or, in the alternative, why you do not believe Rule 14c-3(a) applies to your information statement.

Response:

The Company does not believe that Rule 14c-3(a) applies to the Information Statement. Rule 14c-3(a) is applicable if “the information statement relates to an annual (or special

Mr. Jeffrey P. Riedler	January 25, 2010
Assistant Director	Page 2 of 3
Securities and Exchange Commission
meeting in lieu of the annual) meeting, or written consent in lieu of such meeting, of security holders at which directors of the registrant... are to be elected.” The Information Statement does not relate to an annual meeting, a special meeting in lieu of an annual meeting or a written consent in lieu of an annual meeting to elect directors. Instead, as described in more detail on pages 1 through 3 of the Information Statement, the Information Statement serves to notify the Company’s stockholders that a group of stockholders has unilaterally and without the consent, support or participation of the Company or its board of directors submitted written consents taking action, as permitted by the Company’s By-Laws and Certificate of Incorporation, to remove a single director from the Company’s board of directors and to appoint a new director to fill the vacancy created by the removal.

The Company did not initiate or participate in this stockholder action by written consent and the written consents were not submitted in lieu of an annual meeting or a special meeting to elect directors. To the contrary, the Company expects to hold an annual meeting of stockholders to elect directors during the second quarter of calendar year 2010 after it has filed its Form 10-K and distributed a proxy statement and annual report. Moreover, the Company’s Certificate of Incorporation provides for the election of the entire board of directors at each annual meeting. At the time the written consents were submitted to the Company, the Company’s board of directors had eight seats. The written consents were submitted to the Company by the stockholder group to change the membership of one specific director and did not affect the membership of the other seven directors on the Company’s board of directors.

Based on these underlying facts, the Company respectfully submits that Rule 14c-3(a) does not apply to the Information Statement.
* * * * *
In connection with responding to the Staff’s comments, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler	January 25, 2010
Assistant Director	Page 3 of 3
Securities and Exchange Commission
Please call upon the undersigned at (314) 645-6600 or Joseph E. Gilligan of Hogan & Hartson LLP, the Company’s legal counsel, at (202) 637-5945 if we can be of further assistance. We thank you in advance for your customary courtesy.

Very truly yours, K-V PHARMACEUTICAL COMPANY
By:	/s/ David A. Van Vliet
David A. Van Vliet
Interim President and Interim Chief Executive Officer

cc:	Janice Forsythe, General Counsel K-V Pharmaceutical Company

Joseph E. Gilligan, Esq. Hogan & Hartson LLP Tel.: (202) 637-5945